INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 73 to the Registration Statement No. 811-2546 on Form N-1A of Fidelity Commonwealth Trust, of our report(s) each dated June 8, 2001 appearing in the Annual Report(s) to Shareholders of Fidelity Intermediate Bond Fund, Spartan 500 Index Fund, Fidelity Small Cap Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity Large Cap Stock Fund, and Fidelity Small Cap Retirement Fund for the year ended April 30, 2001.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Boston, Massachusetts
June 21, 2001